Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cyber-Dive Corp.
4140 E Baseline Road Suite 101
Mesa, AZ 85206
http://cyberdive.co/

Up to $1,069,999.63 in Common Stock at $1.33
Minimum Target Amount: $9,998.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

> **Company:** Cyber-Dive Corp.
> **Address:** 4140 E Baseline Road Suite 101, Mesa, AZ 85206
> **State of Incorporation:** DE
> **Date Incorporated:** February 13, 2019

Terms:

Equity

Offering Minimum: $9,998.94 | 7,518 shares of Common Stock
Offering Maximum: $1,069,999.63 | 804,511 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.33
Minimum Investment Amount (per investor): $248.71

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based:

$500+| Test the Water

Invest $500 and join our investor's only private Slack Channel.

$1,000+ | Splish Splash

Invest $1,000 and we'll make a donation in your honor to one of three causes: Human Trafficking, Suicide Awareness, Thorn. You will also receive all lower tier perks.

$2,500+ | Jump In

Invest $2,500 and receive a private 1on1 video call with the founders of Cyber Dive as well as all lower tier perks.

$5,000+ | Belly Flop

Invest $5,000 and receive 3% bonus shares and all lower tier perks.

$10,000+ | Cannon Ball

Invest $10,000 and receive 5% bonus shares and all lower tier non-bonus share perks.

$15,000+ | Swan Dive

Invest $15,000 and receive 7% bonus shares and all lower tier non-bonus share perks.

$25,000+ | Back Flip

Invest $25,000 and you can fly to the Cyber Dive office to meet the team. You'll also receive 10% bonus shares and all lower tier non-bonus share perks.

$100,000+ | Skinny Dip

Invest $100,000 and we will fly you to meet with Jeff & Derek at the restaurant in San Francisco where Cyber Dive came to life on a napkin. You'll also receive 20% bonus shares and all lower tier non-bonus share perks.

*All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Cyber-Dive Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.33 / share, you will receive and own 110 shares for $133. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Cyber Dive is a web application (soon to be mobile app) that allows parents to monitor the social media activity of their children by using artificial intelligence and complex algorithms. We have automated and packaged a proprietary tool that enables parents to bridge the digital divide with their children. We are able to provide aggregate, rich, and deeply insightful collection of information for the first-party and child that is not cumbersome or time-consuming, and adds incredible value, all while bringing child and parent back together. Our platform provides help and support for parents while helping to create more personalized relationships with their kids. By making parent interactions more efficient and meaningful, we believe Cyber Dive will help to improve relationships with parents and children, create better digital citizens, and reduce risk to kids on social media.

We have implemented a freemium model for user revenue and our targeted growth. In Q2 of 2021 we plan on introducing our subscription model, with many of our most popular and used features behind a paywall. This way we will continue growing our core user base with our introductory, free platform, and create enough user friction to drive sales to our paid premium model and tools, and contribute to our revenue stream. These premium features will be accessed by a monthly subscription fee.

Many of these tools have already been developed, while others we will be completing in 4Q 2020.

Based on internal research of public data, our market encompasses ~56 million families in the US, and ~1.29 billion families globally, with the target customer being parents of kids ages 8 to 16.

Our co-founder Derek Jackson served as an intelligence officer in the US Army where he supported special forces overseas by analyzing how our adversaries were using social media for communication, recruitment, and logistics. We packaged that tradecraft into the first-and-only device agnostic (works equally on Android & iOS) social media monitoring platform powered by artificial intelligence and the techniques employed by our military men and women. We have a unique, different approach that clearly contrasts the norm and is reinforced by our state-of-the-art tools.

Competitors and Industry

Our general market is vast and deep, with social media dominating the lives of children. As most children in the USA and worldwide participate in utilizing some form of social media platform, not only is social media not going away, it is expanding further into their lives with new platforms being introduced constantly. We have created a tool that will allow parents to get a glimpse back into the digital lives of their children, and help bridge the digital divide. In the US alone there are 56 million families with kids and worldwide there is 1.29 billion. In our view, we feel this a deep market for CyberDIve to enter, as we all know that so many kids utilize social media.

Our competitors include Net Nanny, Qustodio, bark, Mama Bear, Mobicip and WebWatcher and together have millions of users. Having started many years ago, the methods and tools they offer to parents are vastly different than the features we include on our leading-edge dashboard.

From our independent assessment and analyis of our competitors - they typically use three main methods to monitor/block your child's activity: a downloadable "control" app on the child's device, a replacement home WiFi router, or a cloud backup of the phone. We feel these methods present limitations and problems for the user.

From our analysis, downloadable control apps miss much of the data that would be useful for parents and often address some of the mental health aspects that we feel is important to parents. The app will block negative content, but will completely avoid analyzing and notifying parents of the positive aspects of a child's social media activity. Secondly, in our opinion, WiFi routers can block users on the network from visiting specific sites. But with 4G/5G enabled smartphones, children can avoid the router altogether and access any sites they want. Lastly, in our assessment some competitors download a copy of the backup of a phone periodically (typically every 24 hours). The backup will not store any data about the activity that the child may have completed on a different device and will hinder the parent from receiving real-time updates about the child throughout the day. We have developed a completely cutting edge method for accessing data about a child's accounts that enables us to see information regardless of the device or network that the child uses to access the platform.

In our view, what is lacking from both the dominant and direct players in our space is a device agnostic solution that fully confronts the large problems that parents face with their kids of social media. We believe we have created the only all-encompassing solution, that is modern, informative and puts us in a unique position. We aim to differentiate ourselves from our competitors by acting as the market's top leader with the tools and platform that provides the greatest insights for parents to attain an in-depth view into the social media world of their children and how to better engage with them.

Current Stage and Roadmap

We have spent the last year 2019/2020 and a half developing and breaking new ground on our complex algorithms and AI. From there our first proof of concept was born which organically led to Cyber Dive's now flagship functioning dashboard where we currently have, in production and/or beta, a number of the most widely used social media platforms.

In May of 2019, we hired our first engineers and began development. From May to December of 2019, we built the parent's dashboard, the word cloud feature, the vibes meter, the alerts section, the posts section, and the friends section. Internal testing began in December of 2019. External private beta testing began in January of 2020 and completed when we launched our beta product live in February of 2020 with integrations only available for VSCO and Instagram. Between February of 2020 and today, we have built integrations for Discord, Snapchat, Google Chrome Search History, Youtube, and Gmail. Additionally, we have added features specific to the data received from these platforms. All platforms integrations are built on a 6 to 8 week cycle that begins with development, transitions to internal testing, transitions to external private user testing, and completes with live beta launch to the public users. By 4Q2020,1Q2021, we will complete our integrations with TikTok, Triller, and Whatsapp. Additionally, we will redesign the interface to separate premium features behind a pay wall. This will involve integrating a payment provider system and clearly delineating, via the UI/UX, that a user is free or premium and denoting what level of service they will receive. In 2021 we will launch our premium subscription model, launch some more detailed open-source intelligence analysis features that are powered by our team of researchers, and build integrations with new platforms.

Due to the swiftness and speed of our systems, we have the ability to add the latest created platform within a very capable timeframe. We believe our advantage is the ability to get to market faster and our coverage cycle, which in turn gives us an upper hand.

Our key user persona and customer group are parents of children ages 7 to 15. We have identified a number of runways and pipelines for market and brand awareness traction. Within this framework, we will take advantage of advertising channels that encompass SEO, social media ads, email marketing campaign, nationwide streaming, and traditional tv commercials, and we have begun to develop meaningful relationships with schools. We have also met with top Senators and their staffs on Capitol Hill and will continue to develop this ecosystem of influence. Direct conversations with our users are powerful, and utilizing the vast outreach of social media and schools is the perfect conduit to organically and exponentially grow our trajectory. We have a strong branding component that accelerates awareness, loyalty, and intrinsically helps to spread awareness by word of mouth.

As we grow and gain brand awareness, and at the correct inflection point, we will begin to introduce and unveil a number of our backend powered revenue features to entice users to upgrade to a monthly subscription. We believe this revenue stream is repeatable and scalable and once established will be our lead revenue generator.

Beyond 2020 and 2021, we have additional features that we will be introducing to keep us well ahead of our competitors and we plan on those tools to create and cement a revenue stream for the foreseeable future. Our detailed plan of proprietary feature introductions and innovation in the next few cycles will allow us to keep and grow our market position.

The Team

Officers and Directors

Name: Jeffrey Gottfurcht

Jeffrey Gottfurcht's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Co-Founder
  Dates of Service: February 13, 2019 - Present
  Responsibilities: Designing and building the entire company with our Co-Founder. Creating the vision of the future and turning that vision into a reality. Jeffrey takes annual salary compensation of $111,000.

Name: Derek Jackson

Derek Jackson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO & Co-Founder
  Dates of Service: February 13, 2019 - Present
  Responsibilities: Designing and building the entirety of Cyber Dive's software stack. Creating the vision of the future and turning that vision into a reality. Derek takes annual salary compensation of $111,000.

Other business experience in the past three years:

- **Employer:** Tinfoil Security Inc.
  Title: Public Sector Vertical Sales Manager
  Dates of Service: March 01, 2018 - June 01, 2019
  Responsibilities: Design, develop, and implement go-to-market strategies to acquire customers within the US government sector. Lead market research and data analysis to identify public sector needs and inform product marketing. Identify, develop, and grow strategic partnerships to drive revenue generation and client satisfaction.

Other business experience in the past three years:

- **Employer:** US Army
  Title: Captain, Intelligence Officer
  Dates of Service: May 15, 2014 - Present
  Responsibilities: Earned the Joint Service Commendation Medal, US Army Commendation Medal, and the Military Outstanding Volunteer Service Medal (MOVSM) for exceptional contributions to the United States Military. Led teams of 8-15 personnel providing intelligence to Special Forces units with 2,500-8,000 personnel. Managed 3 budgets totaling $250,000 and a $17MM+ inventory of vehicles & specialized technology. Delivered the first-ever social media exploitation capability in the special operations task force. Established the first fully functional U.S. Army Special Operations headquarters in Syria in 7 days. Reduced expenditures by $1.26M by initiating the transfer and turn-in of 164 items of non-essential property. Increased deployment readiness by 80% by leading 2 training programs on intelligence skills and enemy threats.

Other business experience in the past three years:

- **Employer:** Arizona State University
  Title: Adjunct Professor
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Instruct courses in information systems security.

Name: Robert Basso

Robert Basso's current primary role is with BEST Partners. Robert Basso currently services 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: February 13, 2019 - Present
  Responsibilities: Company Oversight and Compliance. Robert does not take a salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Saphyre
  Title: Board of Directors
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Responsible for the direction of the company

Other business experience in the past three years:

- **Employer:** BEST Partners
  Title: Managing Partner
  Dates of Service: January 01, 2007 - Present
  Responsibilities: Consulting Services to broker dealers

Name: Kelli Jackson

Kelli Jackson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Operations
  Dates of Service: June 07, 2019 - Present
  Responsibilities: Running company on a day to day basis. Kelli takes an annual salary of $93,000.

Other business experience in the past three years:

- **Employer:** Stitch Fix
  Title: Warehouse Supervisor
  Dates of Service: August 14, 2018 - June 07, 2019
  Responsibilities: Leader for 50+ employee outbound production team responsible for assembling 35,000+ weekly customized customer orders; manage the training and quality assurance programs to ensure compliance with policies and procedures; evaluate, coach, and motivate team members to maintain and improve operational performance.

Other business experience in the past three years:

- **Employer:** U.S. Army
  Title: Logistics Officer, reached the rank off CPT
  Dates of Service: August 20, 2016 - August 17, 2018
  Responsibilities: -Planned and executed 80 yearly military and interdepartmental ceremonies for 7 Brigades consisting of 14,000 soldiers ranging from 50 to 1000 participants. -Established rapport and built key partnerships with senior leadership, local vendors, and distinguished persons including county Mayors, Boeing, retired General Officers and Sergeants Major. -Detected policy execution failures in Brigade level transfers of leadership; established a plan of action and project timeline; conducted training sessions with key stakeholders; eliminated all future execution errors. -Improved division event key performance from 70% to 98% by training staff groups on key performance requirements. -Planned and executed the largest Joint-Base Lewis McChord event, the I Corps U.S. Army Ball with 1000+ attendees.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will

choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online content moderation. Our revenues are therefore dependent upon the market for social media activity and platforms, as well as the appetite for content moderation.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions, or some products might not come to market. It is possible that the failure to release these products is the result of a change in business model upon the Company's making a determination that the business model,

or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in both the beta, research and development stage of our products, and have only some of our products are available. Delays or cost overruns in the development of our tools and features and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will have to seek other alternatives for funding. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

CyberDIve was formed on 02/13/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. CyberDIve has incurred a net loss since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, and effectively no revenue. If you are investing in this company, it's because you think that CyberDive is a good idea, that the team will be able to successfully market, and sell the products or service we have built, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors, users, customers and the issuer companies that utilize our platform. Further, any significant disruption in service on or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Cyber-Dive Corp. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeffrey Gottfurcht	4,950,000	Common Stock	33.0
Derek Jackson	4,950,000	Common Stock	33.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 804,511 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 12,849,750 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $560,000.00
  Number of Securities Sold: 1,530,000
  Use of proceeds: These proceeds were used for all items related to launching our company from equipment, payroll, office space, insurance, software, etc and all stack items related to our algorithms and AI, related to building
  Date: February 13, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $200,000.00
  Number of Securities Sold: 300,000
  Use of proceeds: These proceeds were used for all items related to launching our company from equipment, payroll, office space, insurance, software, etc and all stack items related to our algorithms and AI, related to building
  Date: October 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $250,000.00
  Number of Securities Sold: 187,500
  Use of proceeds: These proceeds were used for all items related to launching our company from equipment, payroll, office space, insurance, software, etc and all stack items related to our algorithms and AI, related to building
  Date: February 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We incorporated in February of 2019 and have been in continous operations since that time. During that time we have gone from an idea phase, to proof of concept, to fully functioning prototype to being a live product for real users. During this period we have grown to over 16 full time employees. We have already been in business for well over a year and half, and have raised funds from our initial investors to fund our business. In our opinion based on the nature of our product and we are bringing to market, we could continue to operate and succeed for an even further period of time, but we feel confident and ready to implement our premium tools and products in Q42020 or Q12021. Its of our opinon that the user friction we create, will positively lead a portion of users to go over the paywall, as we follow the popular freemium model.

Foreseeable major expenses based on projections:

Our major expenses in the forseeable future are primarily salaries for our employees and an extensive marketing campaign we plan on embarking on. What we are building is complex, difficult and complicated, and requires a great team of heartbeats and brains, which we have assembled. We plan on flooding the enormous media market, with all things CyberDive, and that is major commitment for us to utilize the many opportunities and runways for us to reach our targeted user base and advocates. Marketing is our next stage of scaling and we are hyper focused on that.

Future operational challenges:

Some of the operational challenges we foresee: Globalization for our tools and products. We are keenly aware that as we grow, we will of course reach markets outside the USA and we will need to adapt to those foreign countries, which will include langauge changes we will need to adhere to as well as cultural aspects that we will most likely need to adapt to in some of those countries. For us we will have to understand user cultures abroad and have a steady sense of international globalization as we scale. Coupled with that, we will also have to understand some of those abroad markets more in depth, especially as there might marketing aspects that will be different from USA/Canada. Certain markeing ideas and campaigns that work for the American consumer might need to altered for other markets where we are expanding and have users. So, for us, to be able to effectively communicate to our international consumers will always be an exciting challenge for us

Also, as we scale we always want to make sure that all new hires fit with the culture of CyberDIve, and as we get larger that of course is challenging for all companies as finding talent that fits perfectly with the existing team, is not always an easy find. If we have a moment of super growth, where we need to hire a number of team members, we will have to understand and face the complexity of that. Finding team members that fit perfectly with us, takes time, dedication and multiple layers of interviews. So, that is a challenge as we get bigger.

Future challenges related to capital resources:

Some of the challenges with capital resources we have already seen, an example, during COVID shelter in place, that was highly restrictive to being a new company and not being able to go around the country and share what we have built with many opportunities that we had to delay until things were/are more calm with the pandemic. For us we pivoted, but COVID could not be over, and we now have a better understanding on the best way to attract capital when incredible events like this happen. In the future, challenges we might face also center on partnering with entites that fit with who we are and our mission.

Future milestones and events:

There are a number of postively driven events that will impact us. One being our Ref CF raise on StartEngine is monumental event for us because not only does it allow us to raise a substantial amount of funds, but it also helps us to build major awareness and turn people into investomers. This campaign is big opportunity for us and we do not take it lighty as to where it can greatly help with our trajectory and our mass growth inflection point. Beyond that, we of course believe many other opportunities will open for us as we grow as a company and our footprint gets larger. We forsee a number of interesting events opening for us, in regard to possible financing possiblities as well as scaling events. Obviously, implementing our revenue premium tools is a major event for us as well and will also change us as a company. We feel that with what we have built (and building) that we have positioned the company where possible great opportunity awaits all of us.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of today August 31, 2020, the Company has $101,000 cash in the bank.

On May 5, 2020, the company received a loan from the Small Business Administration (SBA) through Western State Bank in the amount of $140,500. The loan carries an interest rate of 1% and matures on May 5, 2022, after 18 monthly payments in the amount of $7,908.40, starting on December 5, 2020. This loan is subject to the provisions of the PPP loan and may be forgiven.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We are in no way completely reliant on the funding that will be generated by this campaign. In the past year and a half, we relied on Angel Investors to fund our capital needs, and should we need to raise additional capital we would continue to leverage our Angel Investors as well as continue to explore and initiate Venture Capital firm opportunities. However, a capital injection of $~1,070,000 would positively position us for the next 12 months for a large scale campaign and continued operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not the only runway for us to continue as a going concern, as we will not only be introducing our revenue products in 2021, we will also be seeking additional financing. As mentioned above, a capital inflow of $~1,070,000 would account for a significant portion of our funds and allow us to scale to a large degree. The company would pursue other equity or debt instruments if not receiving the funds from this campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises the minimum amount our expenses will not change significantly, except we would utilize the raised funds for marketing. If the minimum is raised, the company would continue to raise funds by equity or debt so that we could remain a going concern. A minimum raise would slow our growth. A minimum raise we would have to continue to seek other financing and capital opportunities. As of 8/31/2020, we have $101,000 cash in hand.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum goal, we expect to be able to operate for more than 12 months until we initiate our next round of capital. A maximum round will enable us to scale considerably.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If the Company requires additional capital we would raise from Angel Investors, explore lead VC opportunities, look at other equity and institutional firm options, and private placement. We have also looked at lines of credit as an additional runway.

Indebtedness

- **Creditor:** Small Business Administration (SBA)
  Amount Owed: $140,500.00
  Interest Rate: 1.0%
  Maturity Date: May 05, 2022

On May 5, 2020, the company received a paycheck Protection Program (PPP) loan from the Small Business Administration (SBA) through Western State Bank in the amount of $140,500. The loan carries an interest rate of 1% and matures on May 5, 2022 after 18 monthly payments in the amount of $7,908.40, starting on December 5, 2020. This loan is subject to the provisions of the PPP loan and may be forgiven.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $17,090,167.00

Valuation Details:

The early stage company valuation is imprecise, and there is no universal truth when it comes to early stage startups. While we looked at a variey of methods to do so we used a hybrid updated model of the popular Berkus method of valuation- assigning a financial value to the the standard elements of a startup, outlined by the popular method. Different versions of the method have been introduced and utilized as its been updated for items like inflation, better innovation and tweaked over the years, for what the company does, growth potential, big data company and location, and other items. Using this method we created our inital valuation when we were in our infancy and just launching, for investors to join us. We assigned a value (usually 500k to 1,000,0000 or even more) to five main factors: A Sound Idea, POC and Prototype, Quality Management and Founders, Strategic Relationships, Product Roll-Out and Potential.

Over time as we have met certain milestones and product accomplishments, we have changed our ratios as we have grown as a company and continued to onboard investors at certain timeframes. We initally set our valuation at 5MM and moved into the 10MM as we graduated out of an idea phase and into proof of concept and into launching a live product. During each of these phases of our growth we have had successful raises and investors onboard at both our initial 5MM idea stage to prototype stage at 10MM and now we are in a live stage where our product and tools are open for users to utilize at 17 MM

In other words, we went from an idea on a napkin, to proof of concept to having actual real organic users. For this CF round we feel its appropriate to stay in our higher valuation of ~17MM as we have a live product that parents are using, and we plan to accerlate our growth as a company, its momentum and user base. We successfully raised private funds at both the 5MM and 10MM valuations, and have raised funds at the ~17 MM valuation.

Our past raises have included: (i) 1,530,000 shares sold at 5MM pre-money valuation,

(ii) 300,000 shares sold at 10MM pre-money valuation, and (iii) 187,500 shares sold at at 17 MM pre-money valuation.

This valuation compares to many other startups that are in the current phase that we share. We also considered comparables for early stage data companies who have raised within the last 90 days, our growth from inception and the algorithms and AI systems in which we have built as well as comparables to other data companies that are early stage no later than a Series A Round, plus the technology that we have developed.

Our valuation was determined internally without a third-party evaluator.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.94 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  If we raise the minimum amount, we would assign most of that to our marketing opportunities. Building a brand such as ours, requires numerous marketing channels to take advantage of, and with the minimum amount raised, most would go to advertising to continue to share with the world that we have a practical solution to the pain many parents feel with their kids on social media. Marketing is one of the many key components of our trajectory.

If we raise the over allotment amount of $1,069,999.63, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  If we raise the maximum amount, we would assign a large portion of that to our marketing opportunities. Building a brand such as ours, requires numerous marketing channels to take advantage of, and with the maximum amount raised, most would go to advertising to continue spread our brand awareness and target the large market of parents who are in need of a solution to the social media issues their children face. This is a key component for our organic growth.

- *Company Employment*
  35.0%
  If we raise our maximum amount, we would allocate a portion of that to continue to provide adequate payroll to our innovative and our determined

team.

- *Research & Development*
  10.0%
  With the maximum raise, a portion of that funding would be segregated for additional R & D that our core stack of engineers & marketing teams might need to utilize as we continue to build out platforms that we monitor. Our talents are within our engineers and our tools, and a small portion of the funds will be used to assist them if need be.

- *Operations*
  10.0%
  If we raise the maximum, a portion of those funds will be reserved and utilized for basic operations and overhead. This includes office space, insurance, office supplies, equipment, server costs etc.

- *Working Capital*
  1.5%
  A small portion of the funds we would reserve for any unforeseen needs that we might have to meet.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://cyberdive.co/ (https://cyberdive.co/investors/annual-reports/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cyber-dive

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cyber-Dive Corp.

[See attached]

CYBER DIVE, CORP.

FINANCIAL STATEMENTS AS OF AND FOR THE PERIOD FROM INCEPTION (FEBRUARY 9, 2019) TO DECEMBER 31, 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Cyber Dive, Corp.
Mesa, Arizona

We have reviewed the accompanying financial statements of Cyber Dive, Corp. (the "Company,"), which comprise the balance sheet as of December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from inception (February 09, 2019) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 24, 2020
Los Angeles, California

CYBER DIVE, CORP.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	55,820
Total current assets		**55,820**
Property and equipment, net		5,695
Total assets	$	**61,515**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other current liabilities	$	6,288
Total current liabilities		**6,288**
Total liabilities		**6,288**
STOCKHOLDERS' EQUITY		
Common Stock		12,850
Aditional Paid in Capital		631,150
Retained earnings/(Accumulated Deficit)		(588,773)
Total stockholders' equity		**55,227**
Total liabilities and stockholders' equity	$	**61,515**

See accompanying notes to financial statements.

CYBER DIVE, CORP.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (February 9, 2019) to Fiscal Year Ended December 31,	**2019**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	532,368
Research and development	41,496
Sales and marketing	14,909
Total operating expenses	588,773
Operating income/(loss)	(588,773)
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(588,773)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ (588,773)**

See accompanying notes to financial statements.

CYBER DIVE, CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock		Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Inception—February 9, 2019	-	$ -	$ -	$ -	$ -
Issuance of common shares	12,849,750	12,850	631,150	-	**644,000**
Net income/(loss)	-	-	-	(588,773)	**(588,773)**
Balance—December 31, 2019	**12,849,750**	$ **12,850**	$ **631,150**	$ **(588,773)**	$ **55,227**

See accompanying notes to financial statements.

Inception (February 9, 2019) to December 31,		2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(588,773)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property		950
Changes in operating assets and liabilities:		
Other current liabilities		6,288
Net cash provided/(used) by operating activities		**(581,535)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(6,645)
Net cash provided/(used) in investing activities		**(6,645)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common shares		644,000
Net cash provided/(used) by financing activities		**644,000**
Change in cash		55,820
Cash—beginning of year		-
Cash—end of year	$	**55,820**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Conversion of debt into equity	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Cyber Dive, Corp. was formed on February 9, 2019 ("Inception") in the State of Arizona. Financial statements of Cyber Dive, Corp., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The company headquarters are located in Mesa, Arizona.

Cyber Dive is a comprehensive tool for parents to see what their children are doing online. Our easy to use dashboard gives parents the information they need to eliminate worry, initiate conversations, and deepen their relationship with their children. Our goal, to bridge the digital divide.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31,2018, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Equipment	3-5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from users subscription revenue, when (a) persuasive evidence that an agreement exists; (b) the product has been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

The current portion of deferred rent that results from recognition of rent expense on a straight-line basis is included as a component of other current liabilities, and the non-current portion is included in other long-term liabilities in the accompanying balance sheets.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 24, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, and other long-term liabilities consist of the following items:

As of Year Ended December 31,	2019
Other Current Liabilities consist of:	
Payroll Liabilities	$ 6,288
Total Other Current Liabilities	**$ 6,288**

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital consisting of 15,000,000 of common stock with par value of $0.001. As of December 31, 2019, outstanding and issued shares amounted to 12,849,750.

5.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 consists of the following:

As of Year Ended December 31,	2019	
Net Operating Loss	$	(154,136)
Valuation Allowance		154,136
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019 are as follows:

As of Year Ended December 31,	2019	
Net Operating Loss	$	(154,136)
Valuation Allowance		154,136
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $579,457. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019 and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and Arizona jurisdictions for each year in which a tax return was filed.

6.   DEBT

The Company had no debt as of December 31, 2019.

7.   RELATED PARTY

There are no related party transactions.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases a facility for an office space under an operating lease arrangements expiring in 2020. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

As of Year Ended December 31, 2019		
2020	$	18,925
2021		-
2022		-
2023		
2024		-
Thereafter		-
Total future minimum operating lease payments	**$**	**18,925**

Rent expense for the fiscal year 2019 was $35,647, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 24, 2020, the date the financial statements were available to be issued.

On May 5, 2020, the company received a loan from the Small Business Administration (SBA) through Western State Bank in the amount of $140,500. The loan carries an interest rate of 1% and matures on May 5, 2022 after 18 monthly payments in the amount of $7,908.40, starting on December 5, 2020. This loan is subject to the provisions of the PPP loan and may be forgiven.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $588,733, an operating cash flow loss of $581,535 and an accumulated deficit of $588,733 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

Cyber-Dive Corp.
Making social media safer for kids







⊘ Website   📍 Mesa, AZ   DATA/ANALYTICS   CONSUMER PRODUCTS

Cyber Dive provides parents with an intuitive dashboard that allows them to easily monitor their children's social media accounts. This allows parents to soothe their fears surrounding their children's online activity, while allowing their kids to connect with friends in a safe and controlled manner.

$0.00 raised ⓘ

0 Investors	**$17.1**M Valuation
$1.33 Price per Share	**$248.71** Min. Investment
	Equity Offering Type
$1.07M Offering Max	🕐 Days Left

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   🤍 Follow

Reasons to Invest

- Millennials are well aware of the dangers of social media, and want to protect their millions of kids between 9 and 14

- Cyber Dive has already built an algorithm compatible with Instagram, VSCO, Google Chrome, Youtube, Snapchat, and Discord, with Tik Tok on the way, and completely device agnostic, it works for all platforms, on all iOS and Android devices

- Our Co-Founders know the problem well, being parents themselves, and tackling it with their personal experience on Wall Street, in Silicon Valley, and one having the background of being a Captain in the US Army, where his focus was Military Intelligence, and monitoring the social media activity of radical insurgents and our adversaries while serving overseas

Allowing parents to better connect to their children's lives

In less than two years the team has scaled from just two founders to a skilled team of 16, dedicated to forging the path for this vital sector of children's social media oversight tech. We focus on the millennial generation, as they are now having children and are well acquainted with the damages and danger possible in the world of social media — this generation now has millions of kids between the ages of 9 and 14, and that number may be growing.



The Cyber Dive tech and algorithm is a major upgrade from previous attempts at this type of product, which all have major performance limitations caused by a narrow list of platforms, limited retrievable information and not able to work fully on iOS and Android devices.

THE PROBLEM

Social media can negatively affect adolescents in a number of ways

We believe that in today's world, the first thing a child does when they receive a

We believe that in today's world, the first thing a child does when they receive a phone is log onto a number of social media accounts. This opens access to a variety of harmful media stemming from gamified algorithms and addicting software.

Nobody knows this better than the millennial generation raising many of today's adolescents, and there's a huge question mark about what the proper protocol is.



How can we keep our children safe while they socialize on the internet?

Do we keep our children from signing up for any social media? But risk isolating them from friends and stunting their growth in a digital age?

Or do we let them have full reign, exploring everything the internet has to offer: The good, the bad, and the ugly.

THE SOLUTION

Easy monitoring for parents to keep up with their kids online

Cyber Dive is a platform that empowers parents to find peace of mind while affording their kids independence, bridging the digital divide. Our technology analyzes data from social media accounts providing key insights into your child's viewing and behavior online.

MAKE SOCIAL
MEDIA A



Parents sign up and link their kids' social media accounts, and can view all of their kid's activity on a single, intuitive dashboard.

Who are your kids friends with online? What are they interested in? What are they posting?

Now parents can finally know.

THE MARKET

Millennials looking to protect their children

Millennials are the first generation that grew up with social media to have children.

This means that they, more than anyone, are worried about the negative effects of social media that they have seen in themselves and their peers, and are interested in protecting their children.

MARKET SIZE
*Parents of children ages 8-14 on social media

*The above graphic is based on internal research analyzing market data from BallotPedia, NCES, OECD and GapMinder.

This is compounded by the fact that the social media of millennial's youth is trounced in addictiveness and danger by the apps of today, like Tik Tok, Snapchat, and the modern day YouTube.

The dangers faced by our youth includes body dysmorphia, bullying (88% of teens say they have seen someone be mean or cruel to another online), and privacy issues — more than half of teens admit to giving out personal information online.

SOCIAL MEDIA USAGE

The graphic above is based on the following sources: Fox News, YouGov, Pew Research Center, and Women's Media Center.

OUR TRACTION

From a sketch on a napkin to a fully-fledged service

We were only launched about a year and a half ago, when our two founders came together to explore ways to protect kids online, and soothe the anxieties of parents.

In the Summer of 2019 we started developing and building an incredibly complex and powerful algorithm, and a sophisticated AI system. We wanted to cleanly package and automate all the tools and techniques that one of our co founders used when monitoring radical insurgents during his time as a Captain in the U.S. Army.

We launched our Beta in February, with connections to Instagram, VSCO, Google Chrome, Youtube, Snapchat, and Discord and have already analyzed millions of touchpoints.

MONITORED PLATFORMS

Now monitoring:



We now have 16 employees and our hard at work building out our connection to TikTok and other platforms, all while improving upon our current beta.

OUR TEAM HAS GROWN 8X LARGER IN LESS THAN TWO YEARS



While it is still early in our journey, we've seen success in the form of major developmental milestones and customer feedback that validates our product market fit.

BRIAN

"My wife and I signed up for Cyber Dive so we could watch over our 10-year-old son's Instagram account. I went to the New Friends list on the app and saw something I wasn't prepared for: @anal.a*********.I learned that you don't know what you don't know. Your outstanding kid might not fully understand the possible ramifications of seemingly innocent actions on social media."

*This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success.

WHAT WE DO

Monitor your child's activity on all platforms, with one dashboard

Parents create an account at our website, logging in and connecting their child's social media accounts by inputting their usernames/emails and passwords.

Then our service collects their data, analyzes their activity, and shows useful insight about their behavior online.

We score their interactions to show you who they interact with most online and even offer a "Vibes" meter to give you a general idea of the sentiment of their posts.





Jess
Word Cloud
Soccer
School
Finsta
Vibes
Frequency
Posts
0
Alerts
Friends
0
Locations
YouTube
cyber dive
Word Cloud
Vibes Meter
Frequency
Friends
Posts
Alerts

During quarantine, many of our users have been able to discover the ways in which this time has affected their child's mental health.

We offer many more features that allow users to gain a broad picture of their child's online life.

THE BUSINESS MODEL

Robust plan for multiple revenue streams

In Q2 of 2021 we plan on introducing our subscription model, with many of our most popular and used features behind a paywall. This way we will continue growing our core user base with our introductory, free platform, and create enough friction to drive sales to our paid premium model and tools.


FREE
$0
Restricted access to the dashboard
PREMIUM
$5
Full access to the dashboard & full-service audit
FULL SERVICE AUDIT
$25
Dive deep into child's digital footprint

The above image shows users of the different service models based on management's projections, actual results not guaranteed.

HOW WE ARE DIFFERENT

Competitors are antiquated

Based on our extensive research, many of our competitors like Net Nanny, Qustodio, Web Watcher, Mobicip and Mama Bear, were founded years ago and have older tech algorithms to compete with us in this modern landscape.

They use 3 main methods to monitor your child's activity:

1. A downloadable "control" app on your child's device
2. A replacement home WiFi router
3. A cloud backup of the phone

The issues with these past solutions are that they do an incomplete job of aggregating all of the useful data and conduct limited analysis. They may be able to block specific sites, but with 4G/5G smartphones, this can easily be circumvented. Plus, all of our competitors have critical issues when coming to covering all platforms, on all devices from IOS to Android. We don't share those obstacles.

With our co-founder's experience as an intelligence officer in the US Army, he brings a level of expertise that has helped our product employ proprietary technology to make our user experience airtight.

✓ Yes   O Limited   X No

	cyber dive	bark	WebWatcher	Qustodio	Net Nanny
Cost	FREE	$14/month	$40/month	$97/year	$55/year
Covers both iOS and Android Devices	✓	O	X	X	X
Monitors Snapchat, TikTok, VSCO, Discord	✓	O	X	X	X
Social Media Audits by Trained Investigators	✓	X	X	X	X
Alerts	✓	✓	✓	✓	✓
Friends	✓	X	X	X	O
Words Used Most Often	✓	O	X	X	X
Activity Sentiment Meter	✓	X	X	X	X
Activity Locations	✓	X	✓	✓	✓
Customizable Widget Layout	✓	X	X	X	X
24/7 Detection	✓	✓	X	X	X
Browsing History	✓	O	✓	✓	✓
Search History	✓	O	X	X	X

Search History	✓	O	X	X	X
Private Messages	✓	O	O	O	O
Connect with Parents in your Community	✓	X	X	X	X
Send Private Messages to Parents in your Community	✓	X	X	X	X

**The above chart is based on internal research and management's experience.*

THE VISION

The relationship between children and social media is only going to be exacerbated

In the years to come, we all know social media isn't going anywhere, and our children will only continue to become more and more hooked, and suffer the consequences.

That's why we see ourselves as the seat belt of social media, a must-have for all parents.

We will continue to iterate and improve our product, gaining the trust of parents and creating a brand known for promoting safety and wellness among our children.

Social media is where kids search for friends and likes; Amazon is where they search for things; Google is where they search for answers; and Cyber Dive is where parents search and find peace.


Find Peace Of Mind
On Cyber Dive.
Jess
Vibes
Jess
Word Cloud
praise
regret
phone
trendy
weird
tiktok

OUR LEADERSHIP

From Wall Street to the U.S. Army, our team is experienced and dedicated

Co-Founder and CEO Jeff Gottfurcht has 14 years of experience on Wall Street, where he leveraged the same unrelenting drive that enabled him to become the first ever person to summit Mt. Everest while suffering from Rheumatoid Arthritis.

Co-Founder and CTO Derek Jackson served as a Military Intelligence Captain in the U.S. Army, leading a team that analyzed the social media activity of adversaries overseas.


Jeff Gottfurch
CEO
Derek Jackson
CTO

WHY INVEST

We are building something to raise stronger, happier children

Social Media is all around us, so much so that the idea of keeping a child off of it entirely is becoming less and less feasible. So instead of blocking a child's access to a world which has plenty of positives to be gained, we are on a mission to make the experience as safe as possible for kids, and building confidence in parents that their kids are alright.


Word Cloud
weird
jealous
trendy
cute
relationship
summer
TikTok
hahaha
Funny
homework
Friends



SOCIAL MEDIA MADE SAFE

Meet Our Team



Jeffrey Gottfurcht
CEO & Co-Founder

Co-Founder and CEO Jeff Gottfurcht is the first person in the world to summit Mt. Everest with Rheumatoid Arthritis. He worked on Wall Street for 14 years as a Senior Vice-President at leading global financial firms including UBS Financial and Salomon Smith Barney. Additonally, he was selected as Man of the Year by United Nations and their International School for the philanthropic work he does speaking around the country, inspiring kids and adults to push through their obstacles and achieve success.





Derek Jackson
CTO & Co-Founder

Derek Jackson is the Chief Technology Officer and Co-Founder of CyberDive. He is an ex-military intelligence officer who previously served as a Captain in the U.S. Army, where his intelligence work focused on the social media activity of U.S. adversaries and radical insurgents. Jackson worked as an intelligence officer for five years and deployed in support of combat operations with the 1st Special Forces Group (airborne) to Kuwait, Jordan, and Syria. With more than 5 years of service to his country some of Derek's accolades include the Joint Commendation Medal for creating and leading the first social media intelligence collection team for the SOJTF-OIR headquarters.





Robert Basso
Board of Director

Mr. Basso is the founder and managing partner of BEST Partner LLC, an independent financial services consulting firm. In his distinguished career, Mr. Basso has held the title of Managing Director at investment firms UBS, PaineWebber, and Merrill Lynch, responsible for the clearing services business at each. Mr. Basso served as President/Chairman of Correspondent ServicesCorporation (CSC), a PaineWebber/UBS subsidiary. Prior to that success, Mr. Basso was responsible for Merrill Lynch's entry into the clearing business. He established its subsidiary, Broadcort Capital Corp.serving as President. Under his direction, both entities became recognized leaders in the industry. Immediately prior to his retirement, Mr. Basso was an Executive Vice President of Fidelity's National Financial Services unit following its acquisition of the CSC business from UBS. Mr. Basso began his Wall Street career with Loeb, Rhoades & Company. An acknowledged and respected leader in the financial services sector for over forty years, Mr. Basso also served the industry as a Trustee of the SIA's (now SIFMA) Foundation for InvestorEducation; as Vice Chairman of the NASD (now FINRA) District 1 Conduct Committee and Chairman of its Nominating Committee; and, as Chairman of the SIA's Western District and as a member of its national board. He has served as an Advisor, Director, and/or Trustee to a number of both



Kelli Jackson
Director of Operations

Kelli Jackson is the Director of Operations at CyberDive. Kelli Jackson is the Director of Operations at Cyber Dive. She has an extensive background in leadership and operations from over five years of active duty service in the U.S Army. From planning large scale, out of state, multi-level missions to management of the day to day tasks necessary to keep her team moving forward, her innate ability to organize and streamline efforts propels her forward. Heading operations at Cyber Dive includes onboarding team members, conducting trainings and all other HR related matters, process implementation and improvement, customer service oversight, and direct marketing management.





Cibelle Montor
Software Engineer

Full-Stack Web Developer who successfully thrives in the startup landscape. A result-oriented self-starter who is focused on building data-driven, clean and user-friendly applications that naturally engage people.





David Cordova
Software Quality Assurance Lead

David Cordova is the Software Quality Assurance Lead at Cyber Dive. As a highly motivated engineer, he has created advanced user-friendly Full-Stack web applications in his pursuit of his passion for web development and user synergy. He remains enthusiastic in his voyage through the vast and intricate digital universe to find and implement digital solutions that generate harmony with human interactions. His drive to solve complex issues is a key trait.



public and private companies, institutions, and charitable organizations. Mr. Basso also served his country in Vietnam.





Elise Thompson
Digital Marketing Associate

Elise Thompson is a digital marketing associate at Cyber Dive. Her bachelor's honor thesis analyzed and researched the evolving job acquisition process in the business field for recent college graduates. Her passion is business entrepreneurship and marketing. She is an integral part of running our social accounts and assisting with all digital marketing strategies. She has been a key feature in developing our brand and launching our first marketing efforts.





Genavieve Holmberg
Backend Engineering Manager

Gen Holmberg is the Backend Engineering Manager at Cyber Dive. Having obtained her Bachelor's of Science in Computer Science at the age of 20, some of her academic achievements consist of Graduating Magna Cum Laude and building technological solutions from the ground up, now including Cyber Dive's full backend. She continues to facilitate her skills as a software engineer, manager, and team member by consistently learning and implementing new technological solutions. Leading her team, they maintain and add all social media platforms to the stack, app functionality, and new features. Her organic drive is a perfect trait for the work she does at CyberDive.





Jordan Arnold
Associate Brand Manager

Jordan Arnold is the Associate Brand Manager at Cyber Dive. Her passion and training focus on Strategic Communications and Leadership. She brought her creative visions and passion for writing to life within various student organizations. From building a multi-stage marketing campaign to designing and implementing a cohesive brand image, her ability to enhance the customer experience motivates her to grow. Managing the Cyber Dive brand includes creating eye-catching graphics and engaging designs for the website, app and social media, as well as constantly improving the functionality and visual aesthetics of all the evolving projects.





Micah Gross
Digital Content Creator

Micah Gross is the Digital Content Creator at Cyber Dive. With more than eight years of experience in industry-standard software, digital content creation, and a degree in Film Production and Business, Micah is well equipped to cater to Cyber Dive's ever-evolving digital content needs. His passion for effective storytelling is rooted in deliberate and intentional creative decision making to ensure Cyber Dive's digital content is in-depth, on-brand, and audience-oriented.





Siva Saketh
Software Engineer

Saketh is a software engineer at CyberDive working on our full-stack, especially focusing on the backend development. He has earned his Masters Degree in Information Technology. He is passionate about building apps and adds extreme value to the team. He has been working in the software industry for 6 years and worked with a variety of



Harshini Kanukuntla
Artifical Intelligence & Machine Learning Manager

Harshini Kanukuntla is the Artificial Intelligence and Machine Learning Manager at Cyber Dive. Her Masters in Business Administration and in Information Technology evidence her deep hunger for continued solving complex problems. She is a meticulous and detail-oriented leader dedicated to



Rashmi Bongirwar
Artifical Intelligence & Machine Learning Engineer

Rashmi Bongirwar is an Artificial Intelligence and Machine Learning Engineer at Cyber Dive. She has a Masters in Information Technology and a steadfast drive to push our AI abilities forward. Her role is key to creating our complex and complicated stack, and she thrives getting over obstacles as



Siddhesh Rao
Software Engineer

Siddesh Rao is a Software Engineer at Cyber Dive. His Masters in Computer Science and experience as a Full Stack Developer make him an unstoppable force in our front end team. He is responsible for making all things client-facing both user friendly and intuitive. His deep understanding of user behavior is key to our tools.

clients including understanding their requirements and delivering the best products to those users. With his customer-centric thought process and intense motivation he has been a great addition to our team at CyberDive.



perfecting our company's AI and ML stack. Her role involves both the oversight and direct involvement in creating the algorithms that analyze a child's data to turn it into easy and simple digestible information on a parent's dashboard.



she knows the deep importance of what we have built for parents.







Alex Reyes

Software Engineer (Part-Time)

Alex Reyes is a software engineer at Cyber Dive. His passion for coding took him halfway around the world to earn his Bachelor's in Computer Science. He is responsible for building a highly scalable API to enable our client interface to perform under extreme load. His deep organic and built-in knowledge of quick learning enables him to pick up new languages, frameworks, deployment, and automation. Alex works part-time (a total of 24 hours per week) for Cyber Dive.



Offering Summary

Company :	Cyber-Dive Corp.
Corporate Address :	4140 E Baseline Road Suite 101, Mesa, AZ 85206
Offering Minimum :	$9,998.94
Offering Maximum :	$1,069,999.63
Minimum Investment Amount (per investor) :	$248.71

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 7,518

Maximum Number of Shares Offered : 804,511

Price per Share : $1.33

Pre-Money Valuation : $17,090,167.00

<u>**COVID Relief**</u>

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Company Perks**</u>

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based:

$500+| Test the Water

Invest $500 and join our investor's only private Slack Channel.

$1,000+ | Splish Splash

Invest $1,000 and we'll make a donation in your honor to one of three causes: Human Trafficking, Suicide Awareness, Thorn. You will also receive all lower tier perks.

$2,500+ | Jump In

Invest $2,500 and receive a private 1on1 video call with the founders of Cyber Dive as well as all lower tier perks.

$5,000+ | Belly Flop

Invest $5,000 and receive 3% bonus shares and all lower tier perks.

$10,000+ | Cannon Ball

Invest $10,000 and receive 5% bonus shares and all lower tier non-bonus share perks.

$15,000+ | Swan Dive

Invest $15,000 and receive 7% bonus shares and all lower tier non-bonus share perks.

$25,000+ | Back Flip

Invest $25,000 and you can fly to the Cyber Dive office to meet the team. You'll also receive 10% bonus shares and all lower tier non-bonus share perks.

$100,000+ | Skinny Dip

Invest $100,000 and we will fly you to meet with Jeff & Derek at the restaurant in San Francisco where Cyber Dive came to life on a napkin. You'll also receive 20% bonus shares and all lower tier non-bonus share perks.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Cyber-Dive Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.33 / share, you will receive and own 110 shares for $133. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on

can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Video 1</u>

Text: What if you could know how your child feels about social media

Text: What if you could know what your kids are most interested in

Text: What if you could know who your kids are talking to online

Text: What if you could know where your kids are using social media

Text: What if you could know when your kids are most active on social media

Text: What if you could know what photos your kids are posting

Cyber Dive

I'm Jeff Gottfurcht and I'm Derek Jackson and we're the co-founders of Cyber Dive.

Cyber Dive is an app that parents can use on their computer or on their phone to monitor what their kids are doing on social media. We created Cyber Dive for parents who have kids between the ages of eight and fifteen years old. Cyber Dive connects to kids their social media and it analyzes their posts, comments, it looks at who their friends are, and it also looks at their photos and their videos. After it analyzes that, it'll show you things like what words they're using most frequently, any new friends that they're interacting with, and also the topics that they're interested in. And then one of the coolest things is that it will alert you to anything that might be negative or might require more of your attention. And the great thing about it is, while there is bad with social media, there's also good, not only are you able to see negative things that might be happening, but you're also able to see very good, positive things on there as well.

We often get the question: "why us?" I spent fourteen years on Wall Street and beyond that, I have summited Mount Everest. And one word I always heard about Mount Everest was impossible. What we're doing here is not impossible. We are trying to do something to greatly help parents reclaim their relationship with their kids. I served for three years as a captain in military intelligence with First Special Forces Group and during that time, I deployed to Syria and Jordan where I was in charge of a team that monitored and analyzed how ISIS was using social media to recruit foreign fighters. Through that experience, I was able to gain a specific expertise on how to analyze the data about people's social media activity.

We built Cyber Dive because we believe social media is something that can affect your life in a serious way. When we first built cars they didn't come with seat belts and we didn't realize how dangerous they were - all we saw were the good sides: how you could connect with people who were so far away in a way that you couldn't before. But once we realize the dangers of it, we introduced seatbelts and now seatbelts are something that we don't even think twice about. We introduced cyber diver to this world of social media as the seatbelt for this thing that can affect your life.

At the moment, we are covering these platforms. And our plan is to add every social media platform that has a login.

We think we've created a great product; not only is it free, but it will provide great information to help us as parents understand what's going on. So why do we think that parents are going to sign up? Because all they have to invest is a minute of their time. And they get to learn about their kids lives on social media.

Closed Captioning

Video 2

Jeff: I'm Jeff Gottfurct

Derek: And I'm Derek Jackson

Jeff: We are the cofounders of Cyber Dive.

Graphic: Cyber Dive. Reclaim your relationship

VO:

Derek: Cyber Dive is an app that parents can use on their computer or on their phone to monitor what their kids are doing on social media.

Jeff: We created Cyber Dive for parents who have kids between the ages of 8 and 15 years old.

Derek: Cyber Dive connects to their kids social media accounts and it analyzes their posts, comments, it looks at who their friends are and it also looks at their photos and their videos.

Derek: After it analyzes that it'll show you things like what words they're using most frequently any new friends that they're interacting with and also the topics that they're interested in and then one of the coolest things is that it will alert you to anything that might be negative or might require more of your attention.

Graphic: Mobile phone displaying screenshots of the Cyber Dive mobile app.

VO:

Jeff: And the great thing about it is while there is bad a social media there's also good not only you're able to see negative things that might be happening with your child but you're also able to see very good positive things on there as well.

Derek: We built Cyber Dive because we believe social media is something that can affect your life in a serious way. When we first built cars they didn't come with seat belts and we didn't realize how dangerous they were. All we saw were the good sides how you could connect with people who were so far away in a way that you couldn't before but once we realize the dangers of it we introduced seatbelts and now seatbelts are something that we don't even think twice about. We introduced Cyber Dive to this world of social media as the seat belt for this thing that can affect your life.

Jeff: We know that this is a product that's really needed. I as a parent have two daughters who are on social media and I don't know what they're doing. We didn't create this product just for you the customer we also created it for us.

Jeff: all of our competitors charge for this service and we won't. It's free. it's much like 911. Can you imagine living in a society where if you wanted to dial 911 one you had to pay for it? That's not what we're doing here we actually want to make a strong difference and really help the parents of America.

Jeff: we often get the question why us I spent 14 years on Wall Street beyond that I have summited Mount Everest and one word I always heard about Mount Everest was impossible.

What we're doing here is not impossible we are trying to do something to greatly help parents reclaim the relationship with their kids.

Derek: I served for three years as a captain in military intelligence with First Special Forces Group and during that time I deployed to Syria and Jordan where I was in charge of a team that monitored and analyzed how ISIS was using social media to recruit foreign fighters. Through that experience I was able to gain a specific expertise on how to analyze the data about people's social media activity.

Jeff: Imagine if Cyber Dive was part of your morning rotation.

Derek: When we wake up in the morning we all log on to our phone and there's certain apps that we check. We look at the stocks we look at the weather we check our email, now cyber dive could be part of that morning rotation. You can wake up in the morning you can log on and see an alert to maybe your child being cyber bullied, you can see if they've connected with a new friend from across the country and shown an interest in saving the environment.

Jeff: I have kids who are on social media and yet I don't know what they're doing. A lot of the parents who we speak to have similar situations some are good and some are bad and that's why Cyber Dive is such a great product because it's able to show the parent the good that's happening on social media and the bad.

Jeff: We think we've created a great product. Not only is it free, but it will provide great information to help us as parents understand what's going on.

Derek: And it's really easy there's only three steps. visit the website cyberdive.co, sign up it's free to connect your kids social media accounts and start reclaiming your relationship. So why do we think the parents are going to sign up? Because all they have to invest is a minute of their time.

Jeff: And they get to learn about their kids lives on social media.

Graphic: Cyber Dive logo

Text: Reclaim your relationship. www.cyberdive.co

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.